UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

April 23, 2021

(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4611704
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

35 Noble Street Brooklyn, NY	11222
(Address of principal executive offices)	(Zip Code)

(860) 316-7466
Registrant’s telephone number, including area code

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

SUMMARY OF IMPORTANT CONTRACTS

Credit Agreement with Lattice Energea Global Revolver I LLC

On October 5, 2020, Energea Portfolio 2 LLC, a Delaware limited liability company which we refer to as the “Company,” entered into a Credit Agreement (the “Credit Agreement”) with Energea Global LLC, a Delaware limited liability company (“Global”); Energea Geracao Distribuida de Energia do Brasil S.A., a limited liability corporation organized under the laws of Rio de Janeiro, Brazil (“Distribuida” and together with Global and the Company, the “Energea Entities”); and Lattice Energea Global Revolver I LLC, a Delaware limited liability company (the “Lender”).

Under the Credit Agreement, Global, as borrower, requested that Lender extend to it one or more revolving loans allowing it to borrow and/or reborrow up to the aggregate amount of $5 million outstanding across all revolving loans to finance the construction of various solar projects approved by the Lender. All revolving loans incur interest at a rate equal to fifteen percent (15%) per annum and interest-only payments are required quarterly until either the revolving loan matures or is converted into a term loan by the Lender. The Lender may convert each revolving loan into a term loan of ten (10) years, with each having an interest rate of thirteen percent (13%) per year. Global also has the option of deferring up to half (50%) of the interest accrued on all revolving loans through September 30, 2023 (or such earlier date if Global defaults under the Credit Agreement).

In consideration of the Lender’s willingness to extend the loans to Global under the terms and conditions of the Credit Agreement, Global (i) granted the Lender a security interest in, among other things, all of its equity interests in and to the Company; and (ii) agreed to modify the terms of the Company’s LLC Agreement to permit the Lender to remove Global as manager of the Company in the event of a default. For more details on the terms and conditions of the Credit Agreement, please see the attached executed copy of the Credit Agreement attached as Exhibit 1-A.

SUMMARY OF LLC AGREEMENT AND AUTHORIZING RESOLUTION

First Amendment to LLC Agreement

On January 13, 2020, the Company entered into a certain First Amendment of Limited Liability Company Agreement pursuant to which the Company agreed that:

●	All of the Shares of the Company would be considered “securities” within the meaning of Article 8 of the Uniform Commercial Code;

●	A new section 5.7 would be included to permit the Lender to remove Global as manager of the Company in the event of a default under the Credit Agreement; and

●	Global, as manager of the Company, is permitted to pledge all of its Shares in and to the Company as collateral for the loans being extended by the Lender.

A copy of the First Amendment of Limited Liability Company Agreement is attached as Exhibit 1-B.

Acquisition of Projects

As of the date of this filing, the Company has acquired the following three Projects:

	Iguatama	Pedrinopolis	Salinas
Power Capacity	2.25 MW AC	2.25 MW AC	5.0 MW AC
Name of SPE	Energea Iguatama S.A.	Energea Pedrinopolis Ltda.	Energea Salinas Ltda.
State	Minas Gerais	Minas Gerais	Minas Gerais
Location	Iguatamas	Pedrinopolis	Salinas
Land Status	Leased	Leased	Leased
Customer	Consorcio de Geracao Compartilhada de Energia Electrica Energea	Consorcio de Geracao Compartilhada de Energia Electrica Energea	Consorcio de Geracao Compartilhada de Energia Electrica Energea
Initial Contract Term	25 Years	25 Years	25
Purchase Price	$2,412,089.00	$2,341,016	$5,124,750
Estimated Equity	$2,464,574.94	$2,153,415.64	$5,124,750
Estimated Debt	N/A	N/A	N/A
Estimated Project IRR*	19.9%	21.3%	17.9%

*	We calculate the internal rate of return for the Project based on the anticipated cash flows from the Project. We assume the Project will have zero value at the expiration of the initial contract term. This is intentionally a conservative assumption. In almost all cases a Project will have some residual value, and sometimes a significant amount of residual value.

EXHIBITS

Exhibit 1-A	Credit Agreement

Exhibit 1-B	First Amendment to LLC Agreement

Exhibit 2-A	Iguatama Operation and Maintenance Agreement

Exhibit 2-B	Iguatama Equipment Rental Agreement

Exhibit 3-A	Pedrinopolis Operation and Maintenance Agreement

Exhibit 3-B	Pedrinopolis Equipment Rental Agreement

Exhibit 4-A	Salinas Operation and Maintenance Agreement

Exhibit 4-B	Salinas Equipment Rental Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 23, 2021.

ENERGEA PORTFOLIO 2 LLC

By:	Michael Silvestrini
As Manager

By:	Christopher Sattler
As Manager

DATED: April 23, 2021

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